UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

New dates for the General Meeting of Creditors

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), pursuant to Article 157, Paragraph 4, of Law No. 6,404/76 and under CVM Instruction No. 358/02, and in addition to the Material Facts disclosed on October 20, 2017 and October 23, 2017, hereby informs its shareholders and the market in general that, at the request of certain creditors of the Company, the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro, before which the Judicial Reorganization is pending, postponed the General Meeting of Creditors (Assembleia Geral de Credores), which was scheduled to be held on November 10, 2017, for the first call, and on November 27, 2017, for the second call, to December 7, 2017 at 11 a.m. (with the possibility of continuing on December 8, 2017, if necessary), for the first call, and to February 1, 2018 (with the possibility of continuing on February 2, 2018, if necessary), for the second call.

The Company will keep its shareholders and the market informed about the developments of the issue addressed under this Material Fact.

Rio de Janeiro, November 9, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer